ROBINSON & COLE LLP                              RICHARD A. KRANTZ

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                                                 Also admitted in New York
                                                 and Massachusetts


January 27, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:  Amy C. Bruckner, Staff Accountant, Division of Corporation Finance

RE:      ARGAN, INC.

Dear Ms. Bruckner:

We represent Argan, Inc.  We are in receipt of your letter of January 19, 2006.

The purpose of this letter is to request an extension of time during which Argan, Inc. will respond. As we discussed, Argan will be prepared to respond to your letter no later than the week of February 20, 2006.

Thank you for your cooperation and assistance.

Very truly yours,

Richard A. Krantz

/s/ Richard A. Krantz
---------------------

RAK/sr

cc:   Mr. Arthur F. Trudel